UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 17, 2011

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                       ☒                                  Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes                                         ☐                                                 No                                             ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Incorporation by Reference

The information contained in this Report on Form 6-K shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-163800), as such prospectus may be amended or supplemented from time to time.

Market Update

On February 15, 2011, Westpac provided the market with an update of its performance for its three months ended December 31, 2010 (the “December 2010 quarter”). The update coincided with the release of Westpac’s Pillar 3 Report for the December 2010 quarter.  Unaudited net profit after tax for the December 2010 quarter was approximately A$1.45 billion, a decline of 18% from approximately A$1.76 billion for the three months ended December 31, 2009 (the “December 2009 quarter”). This reduction was due to lower income from Treasury and the Westpac Institutional Bank’s Markets business and the write back of tax provisions in the December 2009 quarter following the settlement of the NZIRD litigation, partially offset by lower impairment charges.

The operating environment generally remains positive although the recent natural disasters and subdued consumer sentiment are likely to see businesses remaining cautious in the short term.

Components of Earnings

•                                Net interest income was approximately A$2.95 billion in the December 2010 quarter, a decline of 11% from approximately A$3.30 billion in the December 2009 quarter.  This decrease was principally due to lower Treasury income.

•                                Lending increased by 0.3% between September 30, 2010 and December 31, 2010 with growth in Australian mortgages partially offset by lower business lending. Institutional business lending was A$2.5 billion lower at December 31, 2010 than at September 30, 2010.

•                                Other personal lending increased reflecting normal seasonal patterns while lending in New Zealand was relatively flat.

•                                Customer deposits at December 31, 2010 were A$8 billion higher than at September 30, 2010, with growth across all segments.

•                                Net interest margin increased to 2.20% for the December 2010 quarter, up 3 basis points from 2.17% for the six months ended September 30, 2010 but lower than the net interest margin of 2.36% for the December 2009 quarter.  The decline in net interest margin from the December 2009 quarter reflects higher funding costs and very strong Treasury income in the December 2009 quarter.  While average funding costs have continued to rise over the December 2010 quarter, these were offset by the benefits from focusing on mortgage distribution through proprietary channels, improved spreads on at call deposits, repricing of assets, higher margins in New Zealand and a rise in amortization of establishment fees in the Institutional Bank from the early repayment of some facilities.

•                                Non-interest income for the December 2010 quarter was 4% lower than for the December 2009 quarter.  Lower trading income was the key reason for the decline.  Wealth income was up despite the impact of higher general insurance claims associated with the Queensland floods.  Balances of funds under management and funds under administration were higher from a combination of share market appreciation and continuing positive inflow of funds.

•                                Expenses were 2% lower in the December 2010 quarter compared to the December 2009 quarter.  Lower expenses were in part due to the success of the productivity program announced in October 2010.

•                                The Strategic Investment Priorities program announced in October 2010 is also progressing to plan.

Floods

The initial impact of the Queensland floods at the end of 2010 reduced Westpac’s profit before income tax in the December 2010 quarter by approximately A$50 million. This included a rise in the economic overlay provision (included in impairment charges) of around A$40 million and general insurance claims costs of approximately A$10 million. As the impact of those floods is more fully assessed by the end of March 2011, combined with the impact of the Brisbane and Victorian floods and cyclone Yasi in Queensland, we expect insurance claims to increase further.  Westpac estimates that additional insurance claims costs, after taking account of reinsurance recoveries, will be around A$30 million for the three months ending March 31, 2011 (the “March 2011 quarter”). The rise in the economic overlay referred to above may no longer be necessary in the March 2011 quarter given other offsetting factors and the current level of provisions.

Asset Quality

•                                Asset quality has been stable to improving, which has contributed to a lower impairment charge for the quarter of around A$280 million, despite the higher economic overlay referred to above. All business units had lower impairment charges, with St.George and the Institutional Bank recording the largest reductions.

•                                Stressed assets to total committed exposures declined over the December 2010 quarter, with most of the decline related to a fall in watchlist and substandard facilities.

•                                Where new stress has emerged, it has principally been in smaller companies and across a diverse industry set.

•                                Through the work-out of existing stress, there has been some downgrade in a smaller number of companies to impaired.

•                                Other key credit metrics include:

•                                          The commercial property loan portfolio has continued to reduce from September 30, 2010 and the proportion of the property portfolio classified as stressed declined by over one percentage point.

•                                          Mortgage delinquencies at December 31, 2010 have risen to 0.53% consistent with normal seasonal trends.

•                                          Other consumer delinquencies at December 31, 2010 were relatively flat compared to September 30, 2010.

•                                          Total provision balances increased A$58 million to A$5,119 million at December 31, 2010.

•                                          The ratio of impairment provisions to impaired loans was 42% and the ratio of collectively assessed provisions to credit risk weighted assets was 145 basis points at December 31, 2010.

Capital and Funding

•                                Westpac’s Tier 1 capital ratio was 9.2% at December 31, 2010, up from 9.1% at September 30, 2010.  The increase was predominantly due to earnings partially offset by lower than planned participation in the dividend reinvestment plan for the 2010 final dividend.

•                                Westpac’s common equity ratio at December 31, 2010 was 7.6%, an increase from 7.5% at September 30, 2010.

•                                Funding quality improved with an A$8 billion rise in customer deposits and an additional A$7 billion in term funding raised in the December 2010 quarter.  Since the beginning of the 2011 financial year Westpac has taken the opportunity to manage its funding maturity profile through the buyback of approximately US$2.1 billion of government guaranteed bonds, as well as increasing its liquid asset balances.

•                                Westpac believes that it is well positioned to transition to the new Basel III capital and liquidity requirements.

Business units

•                                Westpac RBB experienced growth in both mortgages and deposits during the December 2010 quarter. Products per customer continue to rise, referrals are up and banker productivity is increasing.  Higher funding costs continued to impact earnings over the quarter with the rise in mortgage rates and roll-over of higher cost term deposits only beginning to impact late in the quarter.  Impairment charges were marginally lower.

•                                Westpac Institutional Bank’s earnings were supported by improving margins and very low impairment charges for the quarter.

•                                St.George’s earnings in the December 2010 quarter were higher than the December 2009 quarter principally due to a decline in impairment charges. Lending was lower due to corporate customers continuing to reduce debt and modest mortgage growth.

•                                BT Financial Group had a continued solid performance over the quarter with good flows into its funds administration platforms.  The improved performance was partially offset by a rise in insurance claims associated with floods.

•                                New Zealand continued to improve its performance due to higher net interest income and lower impairment charges.

Disclosure regarding forward-looking statements

The information contained in this Report on Form 6-K contains statements that constitute “forward-looking statements” within the meaning of section 21E of the U.S. Securities Exchange Act of 1934.  The forward-looking statements include statements regarding our intent, belief or current expectations with respect to our business and operations and results of operations and financial condition.

We use words such as ‘may’, ‘expect’, ‘indicative’, ‘intend’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’ or similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from the expectations described herein.  Factors that may impact on the forward-looking statements made include those described in the section entitled “Risk factors” in Westpac’s 2010 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events.  We are under no obligation, and do not intend, to update any forward-looking statements contained in these materials.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date:	February 17, 2011	By:	/s/ Sean Crellin
Sean Crellin
Director, Legal